Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

RECEIVED

2009 FEB -4 A 9:30

[redacted]

09045273

Exemption File No. 82 – 35005

2nd February, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated January 31, 2009 intimating about approval by the Board of Directors for consolidation of passive Infrastructure of the Company in Reliance Infratel Limited (RITL), a subsidiary of the Company through a Scheme of Amalgamation for demerger of Optic Fibre Undertaking of the Company to RITL.

(2) A letter dated January 31, 2009 alongwith Media Release dated 31st January, 2009.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

PROCESSED
FEB 10 2009
THOMSON REUTERS

Encl: As Above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

January 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Scheme of Arrangement.

The Board of Directors of Reliance Communications Limited has today approved inter-alia consolidation of passive infrastructure in Reliance Infratel Limited, a subsidiary of the Company through a Scheme of Arrangement for demerger of Optic Fiber Undertaking of the Company to Reliance Infratel Limited.

The above Scheme is expected to enhance overall flexibility. **No additional equity shares are to be issued and no change is proposed in the capital structure of the Company** in terms of said Scheme of Arrangement.

The proposed Scheme will be subject to all necessary permissions and approvals as may be required.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

January 31, 2009

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38 / 47 / 48
NSE Symbol: RCOM

Dear Sir,

Sub.: Media release

We enclose herewith Media Release dated 31st January, 2009, being issued by the Company, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
President and Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES CONSOLIDATION OF ITS INFRASTRCTURE BUSINESS IN RELIANCE INFRATEL LIMITED.

TELECOM INFRASTRUCTURE ASSETS i.e. TOWERS AND OPTIC FIBER ASSETS CONSOLIDATED IN RELIANCE INFRATEL.

NO ADDITIONAL EQUITY SHARES TO BE ISSUED AND NO CHANGE PROPOSED IN THE CAPITAL STRUCTURE OF THE COMPANY.

RELIANCE INFRATEL BECOMING A INTEGRATED INFRASTRUCTURE SERVICES PROVIDER.

Mumbai, January 31, 2009: The Board of Directors of Reliance Communications Limited today approved a Scheme for consolidation of Optic Fiber Division of the Company to Reliance Infratel Limited, a subsidiary of the Company.

Transfer of Optic Fiber Assets from RCOM to Reliance Infratel will be through a Court approved Scheme of Arrangement at fair value.

Reliance Infratel owns, operates, and develops telecom infrastructure, primarily consisting of wireless communication sites and towers. Reliance Infratel currently owns all of the towers used by RCOM's CDMA and GSM wireless networks and is developing additional towers to meet the needs of RCOM and other customers.

The above consolidation of the Optic Fiber Division into Reliance Infratel reflects the global trend of segregating the telecommunication infrastructure business, with a view of adopting the best management practices, and to identify the actual economic value add arising out of infrastructure business and telecommunication services businesses.

The Consolidation of Infrastructure Business will enhance stakeholders value and provide overall flexibility with multiple benefits such as:

- Passive telecom infrastructure assets consolidated under one entity.
- Single interface for the customer, leading to better services.
- Common marketing organisation and customers for infrastructure services.
- Consolidation will lead to synergies and cost efficiencies in terms of lower operating costs.

No additional equity shares are to be issued and no change is proposed in the capital structure of the Company in terms of said Scheme.

The aforesaid proposal of restructuring would be subject to all requisite permissions, sanctions and approvals as may be required.

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 63,000 crore (US$ 14 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of over 65 million including over 2 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fiber optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

END